UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On October 13, 2020, Nova Measuring Instruments Ltd. (NASDAQ:NVMI) (the “Company”) issued a press release announcing a proposed offering of $150 million principal amount of convertible senior notes (the “Offering”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The unaudited financial statements of the Company for the six months ended June 30, 2019 and 2020 and as of June 30, 2020 are furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

In connection with the offering of the Notes, the Company provided certain information related to preliminary estimated results for third quarter ended September 30, 2020 to prospective investors in a preliminary offering memorandum dated October 13, 2020. Certain excerpts from that preliminary offering memorandum are attached hereto as Exhibit 99.3. The preliminary offering memorandum disclosed certain information that supplements or updates certain prior disclosures of the Company, including updated risk factor disclosure.

Additionally, the Company’s announcement for the date of reporting of the financial results, as well as our preliminary estimated results, for the third quarter ended September 30, 2020, is reported in the press release attached as Exhibit 99.4 to this Report on Form 6-K.

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form, S-8 filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

EXHIBIT INDEX

The following exhibit are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated October 13, 2020 entitled “Nova Announces Proposed Private Offering of $150 million of Convertible Senior Notes due 2025.”
99.2	Unaudited financial statements for Nova Measuring Instruments Ltd. for the six months ended June 30, 2019 and 2020 and as of June 30, 2020.
99.3	Excerpts from preliminary offering memorandum of Nova Measuring Instruments Ltd., October 13, 2020.
99.4	Press release dated October 13, 2020 entitled “Nova Expects Strong Third Quarter Results and Record Revenue, Exceeding Guidance”

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2020
NOVA MEASURING INSTRUMENTS LTD.

	By:	/s/ Dror David
	Name:	Dror David
	Title:	Chief Financial Officer